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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*
                   -------------------------------------------

                          Marvell Technology Group Ltd.
                                (NAME OF ISSUER)

                    Common Stock, par value $0.002 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   G 5876H105
                                 (CUSIP NUMBER)

                                 Matthew Gloss,
                           Marvell Semiconductor, Inc.
                                645 Almanor Ave.,
                               Sunnyvale, CA 94085
                                 (408) 222-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 21, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.) (Continued on following pages)

                               (Page 1 of 9 Pages)

================================================================================


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------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 2 of 9 Pages
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  (1)     Names of Reporting Persons: Avigdor Willenz
          S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
          (See Instructions)                                        (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)
                                        OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                  Israel
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                            6,142,794
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                            N/A
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                           6,142,794
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                      N/A
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            6,142,794
          ---------------------------------------------------------------------

 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                            5.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                        IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 3 of 9 Pages
------------------------------                    -----------------------------

ITEM 1.         SECURITY AND ISSUER

                This Statement on Schedule 13D (the "Statement") relates to common stock, par value $0.002 per share ("Marvell Shares"), of Marvell Technology Group Ltd., a Bermuda corporation ("Marvell").

                The address of Marvell's principal executive offices:

                      Marvell Technology Group Ltd.
                      Richmond House
                      3rd Floor
                      Par la Ville Road
                      Hamilton HM DX
                      Bermuda

ITEM 2.         IDENTITY AND BACKGROUND

                (a) Name of Reporting Person: Avigdor Willenz (the "Reporting Person")

                (b) and (c) Occupation, Principal Business and Business Address of Reporting Person:

                The Reporting Person is President and Chief Executive Officer of Galileo Technology Ltd., a company organized under the laws of Israel and a wholly-owned subsidiary of Marvell ("Galileo"). Galileo is a supplier of communications-related semiconductor devices. The Reporting Person is also a director of Marvell, as of January 21, 2001.

                The address of Galileo and the Reporting Person's business address:

                      Galileo Technology Ltd.
                      Moshav Manof
                      D.N. Misgav 20184
                      Israel

                (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or the finding of any violation with respect to such laws.

                (f) Citizenship: Israel.

------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 4 of 9 Pages
------------------------------                    -----------------------------

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The Marvell Shares reported on this Statement were acquired by the Reporting Person as a result of the merger of Toshack Acquisitions Ltd., a company organized under the laws of Israel and a direct wholly-owned subsidiary of Marvell ("Toshack"), with and into Galileo (the "Merger"), completed on January 21, 2001. The Merger was pursuant to an Agreement of Merger by and among Marvell, Galileo and Toshack, dated October 16, 2000, as amended (the "Merger Agreement"). As a result of the Merger, Galileo became a direct wholly-owned subsidiary of Marvell and each outstanding ordinary share of Galileo and each outstanding option to purchase an ordinary share of Galileo were converted into the right to receive, respectively, 0.674 Marvell Shares and an option to purchase 0.674 Marvell Shares. Ordinary shares of Galileo and options to purchase ordinary shares of Galileo held by the Reporting Person at the effective time of the Merger were converted into the right to receive, respectively, the Marvell Shares and options to purchase Marvell Shares reported on this Statement.

ITEM 4.         PURPOSE OF TRANSACTION

                The information contained in Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of
                Item 4. The Reporting Person may, from time to time, purchase additional securities of Marvell, through the exercise of stock options or otherwise.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

                The information contained in Item 4 is incorporated herein by this reference.

                (a) The Reporting Person beneficially owns 6,142,794 Marvell Shares, or approximately 5.3% of the outstanding Marvell Shares. The total number of Marvell Shares outstanding at the time of the Merger was approximately 115,238,734. The Reporting Person owns 5,935,566 Marvell Shares and has options to purchase 207,228 Marvell Shares which are exercisable within the next 60 days.

                (b) The Reporting Person has the sole power to vote or direct the vote of each of the 6,142,794 Marvell Shares beneficially owned by him.

                (c) The information contained in Item 3 above is hereby incorporated into this Item 5(c) by reference. Other than the transaction described in Item 3 above, the Reporting Person has not engaged in any transactions in Marvell Shares in the past 60 days.

------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 5 of 9 Pages
------------------------------                    -----------------------------

                (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Statement.

                (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                In consideration of the execution of the Merger Agreement, the Reporting Person and Marvell entered into a Lock-Up Letter Agreement (the "Lock-Up Agreement") on October 16, 2000. The Lock-Up Agreement restricts the Reporting Person, without the prior approval of Marvell, from selling, pledging, hypothecating or otherwise disposing of any of his Marvell Shares or disposing of any economic interest in his Marvell Shares for a period of 45 days after completion of the Merger.

                The Reporting Person also holds options to purchase 240,395 Marvell Shares which are not currently exercisable, but which will become exercisable in the future.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                Exhibit 1. Lock-Up Letter Agreement, dated as of October 16,
                           2000, by and between Marvell Technology Group Ltd. and Avigdor Willenz.

                Responses to each item of this Statement are qualified in their entirety by the provisions of the Exhibit hereto.



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  CUSIP No. G 5876H105                 13D                 Page 6 of 9 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 30, 2001



                                               /s/ AVIGDOR WILLENZ
                                               ---------------------------------
                                          Name:    Avigdor Willenz





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------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 7 of 9 Pages
------------------------------                    -----------------------------

                                  EXHIBIT INDEX

   EXHIBIT NO.        DESCRIPTION
   -----------        -----------
       1              Lock-Up Letter Agreement, dated as of October 16, 2000, by and between Marvell Technology Group Ltd. and Avigdor
                      Willenz.

------------------------------                    -----------------------------
  CUSIP No. G 5876H105                 13D                 Page 8 of 9 Pages
------------------------------                    -----------------------------

                                                                       EXHIBIT 1

                            LOCK-UP LETTER AGREEMENT



Marvell Technology Group Ltd.
C/o Marvell Semiconductor, Inc.
645 Almanor Avenue
Sunnyvale, California 94086

Dear Sirs:

        Reference is made to the Agreement of Merger, dated as of October 16, 2000 (the "Merger Agreement"), among Galileo Technology Ltd., Marvell Technology Group Ltd. ("Parent") and Toshack Acquisitions Ltd. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

        In consideration of the execution of the Merger Agreement, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Parent, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Parent Common Stock (including, without limitation, shares of Parent Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Parent Common Stock that may be issued upon exercise of any Company Option) or securities convertible into or exchangeable for shares of Parent Common Stock owned by the undersigned on the date of execution of this Lock-Up Letter Agreement or on the date on which the Effective Time occurs (the "Effective Date"), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Parent Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the shares of Parent Common Stock or other securities, in cash or otherwise, for a period of 45 days after the Effective Date.

        In furtherance of the foregoing, Parent and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

        It is understood that if the Merger Agreement does not become effective, or if the Merger Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the shares of Parent Common Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.



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  CUSIP No. G 5876H105                 13D                 Page 9 of 9 Pages
------------------------------                    -----------------------------

        The undersigned understands that Parent will proceed with the Merger in reliance on this Lock-Up Letter Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                            Very truly yours,



                                            By:  /s/ Avigdor Willenz
                                                 Name:  Avigdor Willenz

                                                 Number of shares:  8,806,478



Dated: October 16, 2000